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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2002

SONERA CORPORATION

(Translation of registrant's name into English)

Teollisuuskatu 15
FIN-00510 Helsinki, Finland
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F /x/        Form 40-F / /

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes / /        No /x/

        This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-4 of Telia AB (Registration Statement No. 333-100213).

        This report on Form 6-K contains a press release dated November 21, 2002 announcing DISCLOSURE OF CHANGE IN SHAREHOLDERS' OWNERSHIP IN ACCORDANCE WITH THE SECURITIES MARKETS ACT, CHAPTER 2, PARAGRAPH 10.

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SONERA CORPORATION
STOCK EXCHANGE RELEASE

November 21, 2002, 1.50 p.m.

DISCLOSURE OF CHANGE IN SHAREHOLDERS' OWNERSHIP IN ACCORDANCE WITH THE SECURITIES MARKETS ACT, CHAPTER 2, PARAGRAPH 10

        According to the provisions in the Securities Markets Act, Chapter 2, paragraph 9, Sonera Corporation has received the following disclosure.

        The Swedish company Telia AB ("Telia") has made a public exchange offer to acquire all the shares, including shares in the form of American Depositary Shares, and warrants of Sonera Corporation ("Sonera"). The offer period ended on 15 November 2002. The exchange offer is subject to the conditions determined in the offer document related to the exchange offer dated 30 September 2002. On 20 November 2002 the Board of Directors of Telia has established that all conditions to the combination of Telia and Sonera have been fulfilled except for the condition in section 1.01 (e) (viii) in the combination agreement between Telia and Sonera.

        In accordance with chapter 2, section 9 of the Securities Markets Act, Telia announces that if the exchange offer is completed, the holdings of Telia in Sonera will exceed two-third (2/3) of Sonera's voting rights and share capital. Provided that the exchange offer is implemented, Telia's holdings in Sonera immediately after the completion of the exchange offer would be the following.

	Number	Proportion of the share capital	Proportion of the voting rights*
Sonera's shares and ADRs**	1 060 062 362	95,0%	95,0%

*
The Sonera shares in the possession of Sonera are excluded from the total amount of voting rights.

**
The numbers are based on preliminary calculations of the tendered shares and warrants. The final result of the exchange offer will be reported to Telia on or about 28 November 2002.

        Immediately after the completion of the exchange offer, Telia will also hold approximately 26 750 072 Sonera warrants** which entitle to subscribe for 26 750 072 Sonera shares, each share entitling to one vote in Sonera. On a fully diluted basis, i.e. taking into consideration the shares and voting rights that may be acquired on the basis of these Sonera warrants, Telia's total portion of shares and voting rights in Sonera would be 95% of the shares and 95% of the votes**.

SONERA CORPORATION

Jari Jaakkola, Executive Vice President,
Corporate Communications and IR

DISTRIBUTION:
HEX
Major media

Cautionary Disclaimer/Legend

        The combination of Sonera and Telia will be implemented through an exchange offer being made by Telia to all shareholders of Sonera. The contents of this document are neither an offer to purchase nor a solicitation of an offer to sell shares of Telia. Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form F-4 which Telia filed with the U.S. Securities and Exchange Commission (the "SEC") on October 1, 2002. Sonera shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4, the prospectus included therein and other documents relating to the offer that

Telia has filed or will file with the SEC because these documents contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that was filed by Sonera with the SEC on October 1, 2002 regarding the offer. You may obtain a free copy of these documents at the SEC's web site at www.sec.gov. You may also inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Telia AB, Investor Relations, SE-12386 Farsta, Sweden. Attention: External Communications or Investor Relations (tel: +46 8 7137143, or Sonera, Teollisuuskatu 15, P.O. Box 106, FIN-00051 SONERA, Finland. Attention: Investor Relations (tel: +358 20401). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 21, 2002
SONERA CORPORATION
	By:	/s/ JARI JAAKKOLA Jari Jaakkola Executive Vice President Corporate Communications and IR
	By:	/s/ MAIRE LAITINEN Maire Laitinen General Counsel

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SONERA CORPORATION STOCK EXCHANGE RELEASE November 21, 2002, 1.50 p.m. DISCLOSURE OF CHANGE IN SHAREHOLDERS' OWNERSHIP IN ACCORDANCE WITH THE SECURITIES MARKETS ACT, CHAPTER 2, PARAGRAPH 10
SIGNATURES